SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                      Commission File Number:
                                      CUSIP Number:


                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K  [ ]Form 20-F  [ ] Form 11-K
[X] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 1999

[ ] Transition Report on Form 10-K
[X] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates: N/A

                        PART I - REGISTRANT INFORMATION


Full name of Registrant:                         BOONTON ELECTRONICS CORPORATION
                                                 -------------------------------

Former name if applicable                               N/A
                                                 -------------------------------

Address of principal executive office             25 EASTMANS ROAD, P.O. BOX 465
(street and number)                              -------------------------------

City, State and Zip Code                         PARSIPPANY, NJ 07054-0465
                                                 -------------------------------


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                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     As a result of unexpected delays in gathering the data necessary to finalize the Registrant's Form 10-QSB, largely due to other necessary business commitments of certain of the Registrant's officers responsible for preparing the subject report, the Report on Form 10-QSB could not be timely filed without unreasonable effort or expense. Specifically, work related to a proposed merger has had a significant impact.

PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

                        Name:    ROBERT HANNON
                        --------------------------------------------------------
                        Area Code and Telephone number:  (973) 386-9696 Ext. 113

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report (s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(4) Net sales for the quarter ended June 30, 1999 is estimated at approximately $1,820,394 as compared to net sales of approximately $1,422,653 for the quarter ended June 30, 1998.

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BOONTON ELETRONICS CORPORATION has caused his notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 13, 1999                    By /s/ ROBERT HANNON
                                             --------------------------------
                                             Name:  Robert Hannon
                                             Title: Controller

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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